Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:

PRIMA BIOMED LIMITED

(ASX:PRR)

ACN:

90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:

Ms Lucy Turnbull

Date of Last Notice:

05.07.2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest

Indirect

Nature of indirect interest

Director related entities

(including registered holder)

Turnbull & Partners Pty Ltd

Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change

18 November 2013

No. of securities held prior to change

Shares

Options

Direct

17,034,576

14,258,644

Indirect

725,000

181,250

Total

17,759,576

14,439,894

Class

Fully paid ordinary shares

Number acquired

Shares

Options

Direct

-

-

Indirect

2,300,000

-

Total

2,300,000

-

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Number disposed

Shares

Options

Direct

-

-

Indirect

-

-

Total

-

-

Value/Consideration

AUD 95,013

Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

Shares

Options

Direct

17,034,576

14,258,644

Indirect

3,025,000

181,250

Total

20,059,576

14,439,894

Nature of change

Acquiring 2,300,000 fully paid ordinary shares on

Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment market at AUD 0.04131 each plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

N/A

Nature of interest

Name of registered holder

(if issued securities)

Date of change

No. and class of securities to which interest related prior to change

Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration

Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded

No

during a +closed period where prior written clearance was required?

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

19.11.2013

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

11/3/2002